Shareholder Letter Q4 FY19 and Fiscal 2019 | July 25, 2019

From the CEOs Fellow shareholders, Fiscal 2019 was another outstanding year for Atlassian. We surpassed 150,000 customers and vaulted past the $1 billion revenue mark for the first time in a fiscal year. This year also saw a number of important advances in our products aimed to better serve our customers: Trello Trello reinforced its status as a go-to collaboration tool in the workplace, serving more than 80% of the Fortune 500. In Okta's 2019 Businesses @ Work report, Trello was cited as the most widely adopted project management app at work. We introduced powerful organization-wide features for Trello Enterprise and made automation a more integral part of Trello with the addition of Butler for Trello.   Jira family We improved the overall user experience of our Jira product family by simplifying the interface for new users and enhancing features for more advanced users. This combination of simplicity and power keeps Jira Software the industry standard for managing work in software teams. Cloud for   We introduced an early access program for large enterprises, expanding enterprises support from 5,000 to 10,000 users. Cloud   We introduced an early access program for Cloud Premium Editions of Jira Premium Software and Confluence targeting more sophisticated and larger customers. These new editions combine advanced end-user features with additional platform capabilities around uptime, service levels and data storage. Access We saw continued momentum from one of our newest products, Atlassian Access. Access provides company-wide security and policy administration across multiple Atlassian products, and already supports hundreds of thousands of users in its first year. Q4 FY19 2

Marketplace The Atlassian Marketplace continues to play a vital role in satisfying the long tail of custom use cases for our products through thousands of add- ons and integrations with non-Atlassian products. In fiscal 2019, purchases of apps on the Marketplace totaled over $300 million. Opsgenie We acquired Opsgenie to spearhead our entry into incident management. Opsgenie complements Statuspage and the Jira family, and rounds out the most comprehensive incident lifecycle management solution for the Fortune 500,000. Opsgenie has continued its strong momentum since joining the Atlassian family. In the second half of fiscal 2019, Opsgenie more than doubled its pace of paid user additions, compared with the same period in fiscal 2018. Jira Align We acquired AgileCraft and rebranded it Jira Align. Jira Align allows enterprises to seamlessly connect the work of engineering and IT teams to business objectives. Stride and  We stepped back from the real-time communications space, selling Stride Hipchat and Hipchat Cloud to Slack. This difficult but pragmatic decision allowed us to focus on areas with greater long-term growth potential for Atlassian. We'd like to thank all the Atlassians who put so much hard work into innovating for our customers. We look forward to spending another year building with you! Q4 FY19 3

Our unwavering beliefs We are building an enduring and durable company grounded in our long-term perspective. We articulated our commitment to long-term thinking in a Founder Letter from our 2015 IPO Prospectus. In this letter we outlined a set of beliefs we considered to be a core part of our past achievements and key to our continued success. These beliefs continue to guide our near- term priorities and longer-term focus. We're including them here as a reminder and restatement of what matters most to Atlassian. We believe in huge markets. We don't think about the Fortune 500, we think about the Fortune 500,000. With over 750 million information workers worldwide, we believe there are enormous markets for our products. Our aim is for every information worker in every team in every company to use an Atlassian product every day. We believe software is bought, not sold. Before the Internet, companies with the largest distribution networks often beat those with better products. We believe this is changing. In today's world the best product can win, and in the future, the best product will win. We invest far more in R&D than our peers because we believe it is a huge competitive advantage. We don't have quota-carrying sales reps that focus on reaching and servicing a handful of customers. In their place, we seek to remove all friction from the customer experience. We invest in engineers, marketers and data scientists to create better products and distribute them online, and at scale, around the world. Q4 FY19 4

We believe in making our users successful. Enterprise software is often sold tops-down to customers, optimizing for upfront dollars and ignoring end-user adoption. We flip this around. We sell bottoms-up, starting small and growing within our customers, one team at a time. Our growth is dependent on happy, active users and happy, active teams. We know that every new and satisfied customer we add provides us the opportunity to add more teams and users within that customer who will recommend our products to others. We believe in continuous innovation. Great companies get disrupted when they stop inventing. We invest in product and business model innovation because our future depends on both. And our customers rely on both. Our deep commitment to innovation throughout the entire organization is core to our being. It's a ritual for us—a deep and enduring part of our DNA. We believe in giving back. Social responsibility and giving back has been important to us from the beginning. We want to set an example other companies can follow. Over a decade ago, we adopted the 1% model. The Atlassian Foundation receives 1% of employee time, profit and equity. We have donated more than $5 million to many causes, such as helping Room to Read educate over 250,000 children in the developing world. Our Atlassian Foundation has been so successful that we have since co- founded Pledge 1%. This organization encourages other businesses to make a positive difference by adopting this model. We believe in having a long-term view. We've run this company with a long-term mindset. Our first big long-term goal was to gain 50,000 active customers. This took us over 13 years to achieve and demonstrates our disciplined, long-term approach. We don't seek to maximize growth in any one year. We are focused on sustainable growth year after year. We're passionate about the long-term welfare of our customers, our employees, and our shareholders. We believe short-term thinking works against the interests of each of these groups. Our next long-term goal is to attract over 100 million active users of our products and services. Achieving a mission this big will take time, commitment, and a long-term focus. We're ready. Q4 FY19 5

Our belief in the Cloud We believe the Cloud is best for our customers. We chose in 2007 to invest early in the Cloud as a delivery platform for our products -- in front of market maturity and customer demand. We've continued to invest in our Cloud offerings ahead of an accelerating secular shift towards software-as-a-service. Over our 10+ year Cloud journey thus far there have been several important periods of investment and focus that have helped us secure future growth opportunities: • In 2007, we introduced Jira Studio, a fully-integrated development suite hosted in the Cloud. • In 2011, we modernized our Cloud platform to offer a la carte hosted versions of each of our products through simple, affordable subscription pricing. • In 2018, we completed another significant modernization of our Cloud platform (what we called Project Vertigo), shifting much of our underlying infrastructure and workloads to AWS, and re-architecting for multi-tenancy and significant scale and performance improvements. Today, these investments have paved a path to competitive differentiation, future growth, and greater customer acquisition. Our Cloud platform and Cloud products are our most important priority and essential to our enduring success. They provide the foundation for us to scale to both hundreds of thousands of companies, and companies with hundreds of thousands of users. Our commitment to the Cloud reflects our unwavering beliefs that we first outlined in our 2015 IPO Prospectus: We believe in The Cloud expands the size of our total addressable market (TAM). We can huge markets reach customers who increasingly don't have the interest or capability to run and manage the software themselves. Today, more than 125,000 customers use our Cloud products and we believe there are hundreds of thousands more we can still reach. We believe that The Cloud allows customers to get started quickly and easily. We can learn software is from our customers’ behavior to improve conversion and activation. Today, bought, not sold more than 90% of our new customers purchase one of our Cloud products. We believe in The Cloud gives us better insights around activity and usage, and helps us making our   shape our products to better meet the needs of our customers and users. users successful Q4 FY19 6

We believe   The Cloud allows us to ship innovation and improvements to our products in continuous faster, and with higher quality. The feedback loops with our customers are innovation tighter, and therefore the future value we can deliver to customers is greater. We believe   The Cloud is where the majority of customers will consume software in the in thinking future, and demand for our Cloud products is increasing. The products we long-term are building and the investments we are making in the Cloud meet the long-term needs of our customers. Today, we have over 10 million monthly active users (MAU) on our Cloud products. Our goal is to reach over 100 million MAU of our products and services. The Cloud continues to be a large and growing opportunity for Atlassian. And we will continue to invest in the Cloud to create more longer-term value for our customers, employees and shareholders. Q4 FY19 7

Looking ahead to Fiscal 2020 As we turn our attention to the next fiscal year, our customers remain our guiding light. We will continue to invest in products and platforms that unleash the potential of more teams by improving how they work together. As demand for our Cloud products increases, we are deepening investments in our Cloud platform and products to meet the growing opportunity. Our operating and financial plans for fiscal 2020 are informed by the following: 1. Investing in Cloud for enterprises. 2. Migrating our on-premises customers to Cloud. 3. Optimizing our Cloud pricing and packaging. Let’s go into each in more detail. 1. Investing in Cloud for enterprises As the Cloud makes up a larger portion of our business, it is critical that our Cloud products support teams of any size and type. We are making investments to serve our largest customers in the Cloud. Here are just a few of the ways we are working to ensure we can meet their needs, today and in the future: • Increased user limits: We have increased the user limit for Jira Software and Confluence Cloud from 5,000-users per instance to the 10,000-user limit beta that was announced at Summit in April. We will continue to increase support for more users over time. • Atlassian Access: Just over a year ago we launched Access, providing greater visibility and control to IT teams and administrators. Access allows larger customers to manage their users in the Cloud. We will continue to add more new capabilities to Access this year. • Cloud Premium: At Summit this year, we announced the early access launch of Cloud Premium for Jira Software and Confluence. The Premium editions provide more advanced features and platform capabilities for more sophisticated and larger customers. We expect to release additional enterprise editions of our Cloud products that appeal to the largest teams and companies. 2. Migrating on-premises customers to Cloud Demand for our Cloud products is increasing within our existing base of on-premises customers using our Server and Data Center products. In fiscal 2019, the pace of customer migration from our on-premises products to Cloud increased, but still represent only a fraction of our on-premises customer base. Our existing on-premises customers present a large opportunity for future growth for our Cloud business. Q4 FY19 8

While we anticipate that it will take several years to migrate on-premises customers to the Cloud, we are making investments in product and support to help more customers move smoothly: • We recently introduced a Confluence Migration Assistant to make it easier for Confluence Server customers to move to the Cloud. • We will be introducing a similar assistant for Jira Software in the near future. • Our network of more than 500 Solution Partners will also play a valuable role in encouraging our on-premises customers to migrate to the Cloud. Our pricing strategy is aligned with our migration objectives. To help more of our on-premises customers evaluate and move to our Cloud offerings, we plan to offer a free matching Cloud trial to on-premises customers with an active license. With this offer, on-premises customers evaluating our Cloud products can try them out without needing to purchase a separate license. While this may reduce some near-term Cloud license sales from existing on-premises customers, we believe this is the right approach to help our customers migrate to the Cloud. 3. Optimizing our Cloud pricing and packaging We view pricing as a competitive advantage. We believe that software should be bought, not sold, which has always driven us to be a high-value, low-price leader. We continuously work to optimize pricing options to help attract new customers and grow our existing ones without friction. Pricing remains a central component to how we expand our markets and target the 800 million knowledge workers in the world. In fiscal 2020, we plan to introduce free editions at entry-level tiers for some Cloud products to make them even more attractive for smaller teams and companies. Conversely, we are reducing our volume discount levels for higher-user tier customers. This will more accurately reflect the value we provide to customers as their usage of our products grows. We will provide more details on our pricing strategy later in the year. In James's CFO section of this letter, we provide more details on the financial implications of the introduction of free editions and our Cloud investments in fiscal 2020. As usual, we encourage you to read his commentary. Q4 FY19 9

Fiscal 2019 was a fantastic year for Atlassian. Our commitment to building great products our customers love was reflected in our strong customer growth and financial performance. We have a solid base from which to build in fiscal 2020 and beyond. We are focused on making continued investments in the Cloud that lay the groundwork for durable growth over the next decade. After 17 amazing years of running Atlassian, we couldn't be more excited about the year ahead. MIKE & SCOTT Mike Cannon-Brookes  Scott Farquhar Co-founder and CEO Co-founder and CEO Q4 FY19 10

Jay Simons, President Customer highlights Our customers represent diverse industries and geographies, from start-ups to enterprises, thanks to our highly automated sales model that allows us to target the Fortune 500,000. We finished Q4'19 with a total customer count of 152,727. We added 8,689 net new customers during the quarter. This number benefited from approximately 2,500 customers that upgraded to Trello Business Class during the quarter as a result of the open board limits we introduced for Trello in March 2019. More than 90% of our new customers in Q4'19 chose one or more of our Cloud products and we surpassed 125,000 Cloud customers at the end of Q4'19. With regard to larger customers, at the end of fiscal 2019, we had 4,091 customers spending $50,000 or more annually - up from 2,678 at the end of fiscal 2018. And we had 171 customers spending more than $500,000 annually at the end of fiscal 2019, up from 124 customers at the end of fiscal 2018. Customers *** Period ended 152,727 144,038 138,235** 131,684 125,796 119,158 112,571 107,746* * Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 *Includes an increase of 14,263 customers primarily as a result of Bitbucket Cloud pricing changes. **Includes an increase of 1,396 customers as a result of our acquisition of Opsgenie during Q2’19.   ***Includes an increase of approximately 2,500 Trello customers as a result of the open board limits we introduced for Trello. Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid product license or subscription for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active product licenses or subscriptions, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end. Q4 FY19 11

Some of the new customers we added during the quarter include stock transfer company Computershare, international packaging and paper company Mondi, French soccer club Paris Saint-Germain, and Brazilian pension fund Funcesp. Customers use our products in a variety of ways, across all types of teams. While it would be difficult to list the thousands of use cases for our products, each quarter we like to share a handful of the stories our customers share with us. These examples illustrate the breadth of application and versatility of our products, and demonstrate how we expand across teams, departments, and customer organizations. DAHL Responding to customers faster with Jira Service Desk Dahl, the plumbing fixtures manufacturer for large construction projects, has 1,000 employees and 30,000 customers across Europe. Dahl needed a modern tool to efficiently resolve bugs and manage modifications for their business-critical systems. This would allow Dahl to deliver products to building sites within specific timeframes and respond to customer issues rapidly. With the help of Riada, an Atlassian Solution Partner, they implemented Jira Service Desk, enabling any employee to input service requests for these systems. Riada established an integrated Atlassian solution, enabling Dahl's IT team to track and monitor incidents from the initial Jira Service Desk ticket through to development and resolution, which is managed in Jira Software. IT can view all the issues, connect related issues and get metrics on tickets closed by month and agent, so the team can take steps for continuous improvement. With Atlassian products, Dahl has shortened customer response times when there’s an issue. "With every team from engineering to sales using Jira Service Desk, we now have one place to monitor issues with our critical systems, giving us better efficiency and control," says Mikael Turesson, development manager at Dahl. Dahl even integrates Jira Service Desk with Confluence as a knowledge base to provide self-service articles for the most common user issues. Refinement of Dahl’s business-critical platforms has enabled them to deliver products to customers faster and provide better service. To ensure the technical teams are focused on high- priority projects, Dahl’s business teams use Jira Software to assess and prioritize any major development. They also use Jira Core to manage logistics projects to increase efficiency and capacity in product delivery, supply chain execution, and the warehouse fill rate. Using the integrated Atlassian solution, Dahl has accelerated development of internal systems by 77% and improved customer response times and satisfaction. “With Atlassian, we can work faster and get products to customers faster, meeting or exceeding their expectations,” says Turesson. Looking to the future, Dahl plans to implement Jira Service Desk to manage problems with deliveries from its warehouse to customer sites. This will provide an important communication channel between their logistics and sales teams, and staff in the field. "The products can be used by any team – you can do anything you want with Atlassian," concludes Turesson. Q4 FY19 12

INSURANCE AND FINANCIAL SERVICES LEADER Executing at the enterprise level with Jira Align IT teams at a Fortune 500 insurance and financial services company were tasked with transitioning from waterfall workflow methods to the implementation of Scaled Agile Framework (SAFe®). During the transition, it became clear that their existing tools were not a good fit as they were focused on tracking individual user capacity. They were not well equipped to allow the IT teams to collaborate, prioritize and manage work at the team, program, portfolio, and enterprise levels. The teams found it difficult to get Program Managers and people at other levels to connect into common tools, making data consistency and reliability a challenge. Jira Align allowed company leaders to manage strategy at the enterprise level, while maintaining close connections to the work being done by individual teams. Leaders were finally able to track, plan, and prioritize epics and features. Simultaneously, teams gained new visibility into how their work contributed to the company's overall strategy. This was enabled by two-way data synchronization between Jira Software at the team level, and Jira Align at the program and portfolio levels. While it was originally brought in by one business partner, Jira Align has since rapidly evolved into an enterprise tool used by teams across the company. Each business partner uses Jira Align at different levels of application to match their SAFe® maturity. Q4 FY19 13

James Beer, Chief Financial Officer Financial highlights Financial implications of our Cloud-first strategy As Mike and Scott discussed in their CEO section of this letter, we believe that the expansion of our Cloud business will benefit Atlassian's revenue growth over both the medium and long- term. In fiscal 2020, we anticipate the following three factors in aggregate will result in an approximately one-point headwind to our annual revenue growth rate in fiscal 2020. 1. Free entry-level editions: We will be introducing free editions at the entry-level user tiers for some Cloud products. This will reduce our revenue from both new and existing smaller Cloud customers. By making it less expensive for smaller teams to start using our Cloud products, we expect to attract more Cloud customers over time. We believe this will benefit Atlassian, given that Cloud customers generally expand the number of people using our products more quickly than Server customers. We also anticipate that our pricing strategy will attract more Server customers to migrate to Cloud. 2. Free Cloud trials for on-premises customers: We plan to offer a free matching Cloud trial to on-premises customers with an active license to help more of these customers evaluate and move to our Cloud. With this offer, on-premises customers evaluating our Cloud products can try them out without needing to purchase a separate license. This will reduce some near-term Cloud license sales from existing on-premises customers. 3. Increased proportion of ratable revenue: We expect to experience a revenue headwind from an increase in the proportion of subscription revenue, relative to our overall revenue mix. Our Cloud products generate subscription revenue, which is recognized ratably. In contrast, our Server products have a component of perpetual license revenue, which is recognized immediately. For new Server purchases, perpetual license revenue represents half of the transaction amount. Over the coming year, we expect more new customers to choose the Cloud, as well as more existing Server customers to migrate to Cloud offerings. This translates into an increasing proportion of revenue that is recognized ratably, rather than immediately. Q4 FY19 14

While these three factors will create a near-term headwind, our focus on the Cloud will support the continued expansion of our overall business. As illustrated below, we generate more revenue from our Cloud products than we do from Server over time. Deployment model economics: Server vs Cloud Example: Jira Software cumulative revenue recognized for 100 users Year 5 $35,000 Year 3 $24,900 $21,000 Year 2 $16,600 $14,000 Year 1 $12,450 $8,300 $7,000 Server Cloud Server Cloud Server Cloud Server Cloud Server maintenance Server perpetual license Cloud annual subscription Q4 FY19 15

Fourth quarter and fiscal 2019 financial summary Fourth quarter and fiscal 2019 financial(in thousands summary, except per share data and percentage) (in thousands, except per share data) Three Months Ended Fiscal Year Ended June 30, June 30, 2019 2018 2019 2018 *As Adjusted *As Adjusted IFRS Results Revenue $334,586 $246,590 $1,210,127 $880,978 Gross profit $273,457 $202,394 $999,842 $708,288 Gross margin 81.7% 82.1% 82.6% 80.4% Operating loss ($32,444) ($2,467) ($63,362) ($46,045) Operating margin (9.7%) (1.0%) (5.2%) (5.2%) Net loss ($237,517) ($21,930) ($637,621) ($113,432) Net loss per share - diluted ($0.99) ($0.09) ($2.67) ($0.49) Cash flow from operations $117,726 $82,203 $466,342 $311,456 Non-IFRS Results Gross profit $287,269 $210,455 $1,045,289 $741,431 Gross margin 85.9% 85.3% 86.4% 84.2% Operating income $55,898 $50,331 $251,201 $174,106 Operating margin 16.7% 20.4% 20.8% 19.8% Net income $51,213 $36,937 $214,546 $124,461 Net income per share - diluted $0.20 $0.14 $0.86 $0.51 Free cash flow $98,163 $64,401 $422,150 $281,247 *Adjusted* As adjusted toto rreflecteflect the the impact adoption of the full rofetr ospectivIFRS 15.e adoption of IFRS 15. A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release or posted on our Investor Relations website. Fourth quarter 2019 results Revenue Total revenue for Q4'19 was $334.6 million, up 36% year-over-year. Our revenue by line item for the quarter is as follows: • Subscription revenue primarily relates to fees earned from sales of our Cloud products. The remainder of this revenue relates to sales of our Data Center products, which are on- premises products sold to our largest enterprise customers on a subscription basis. We typically recognize subscription revenue ratably over the term of the contract. A portion of our Data Center revenue is recognized at the beginning of the license term. For Q4'19, subscription revenue was $180.9 million, up 50% year-over-year. • Maintenance revenue represents fees earned from providing customers updates, upgrades and technical product support for our perpetual license products. Maintenance revenue is recognized ratably over the support period, which is typically 12 months. For Q4'19, maintenance revenue was $105.8 million, up 21% year-over-year. Q4 FY19 16

- License revenue is related to fees earned from the sale of perpetual licenses for our Server products, and is recognized at the time of sale. For Q4'19, license revenue was $22.8 million, up 5% year-over-year.
- Other revenue includes our portion of the fees received from sales of third-party apps in the Atlassian Marketplace, and for training services. For Q4'19, other revenue was $25.1 million, up 48% year-over-year.



Total Revenue
U.S. $ in millions (Y/Y growth rate in %)
$224
$247
$267
$299
$309
$335
37%
39%
38%
36%
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19



Revenue by type
U.S. $ in millions (Y/Y growth rate in %)
$224
$247
$267
$299
$309
$335
12%
22%
55%
20%
21%
56%
12%
20%
57%
5%
21%
50%
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Subscription
Maintenance
Perpetual License
Other

Note: Prior fiscal year information has been adjusted to reflect the adoption of IFRS 15.

ATLASSIAN Q4 FY19 17

Margins and operating expenses IFRS gross margin for Q4'19 was 81.7%, compared with 82.1% for Q4'18. Non-IFRS gross margin for Q4'19 was 85.9%, compared with 85.3% for Q4'18. On an IFRS basis, operating expenses were $305.9 million in Q4'19, up 49% from $204.9 million in Q4'18. On a non-IFRS basis, operating expenses were $231.4 million in Q4'19, up 44% from $160.1 million in Q4'18: • Research & development expense on an IFRS basis was $170.3 million in Q4'19, compared with $111.0 million in Q4'18. Research & development expense on a non-IFRS basis was $123.3 million, or 36.9% of revenue, in Q4'19, compared with $90.8 million, or 36.8% of revenue, in Q4'18. • Marketing & sales expense on an IFRS basis was $76.6 million in Q4'19, compared with $49.0 million in Q4'18. Marketing & sales expense on a non-IFRS basis was $62.2 million, or 18.6% of revenue, in Q4'19, compared with $34.6 million, or 14.0% of revenue, in Q4'18. • General & administrative expense on an IFRS basis was $59.0 million in Q4'19, compared with $44.8 million in Q4'18. General & administrative expense on a non-IFRS basis was $45.9 million, or 13.7% of revenue, in Q4'19, compared with $34.8 million, or 14.1% of revenue, in Q4'18. Total employee headcount was 3,616 at the end of Q4'19, an increase of 301 employees since the end of Q3'19. The increase was across all major organizations, with the majority in R&D. IFRS operating loss was $32.4 million for Q4'19, compared with an IFRS operating loss of $2.5 million for Q4'18. Non-IFRS operating income was $55.9 million, or 16.7% of revenue for Q4'19, compared with non-IFRS operating income of $50.3 million or 20.4% of revenue for Q4'18. Net income IFRS net loss was $237.5 million, or ($0.99) per diluted share, for Q4'19 compared with an IFRS net loss of $21.9 million, or ($0.09) per diluted share, for Q4'18. Non-IFRS net income was $51.2 million, or $0.20 per diluted share, for Q4'19 compared with non-IFRS net income of $36.9 million, or $0.14 per diluted share, for Q4'18. Under IFRS, we are required to mark to fair value the exchange feature of our exchangeable senior notes and the related capped calls at the end of each reporting period. Net loss for Q4'19 included a non-cash charge of $156.3 million recorded in "other non-operating expense, net", as a result of marking to fair value the exchange feature and the capped calls. We exclude this non-cash impact from our non-IFRS net income and non-IFRS net income per share results. Q4 FY19 18

Our IFRS income tax expense for Q4’19 of $46.7 million included a non-cash charge of $54.7 million as a result of a write-down of deferred tax assets (DTAs) on our balance sheet. This charge was driven by an assessment of the realizability of our DTAs in Australia. Each quarter we assess the realizability of our DTAs against certain criteria, including whether we have a cumulative three-year historical pre-tax IFRS loss, as well as the timing and likelihood of near- term IFRS profitability. In the future, we expect to emerge from the IFRS cumulative loss position and restore the DTAs by recording a tax benefit on the income statement and increasing the DTAs on the balance sheet. We have excluded the non-cash charge of $54.7 million from our non-IFRS net income and non-IFRS net income per share results for Q4'19. Balance sheet Atlassian finished Q4'19 with $1.7 billion in cash and cash equivalents and short-term investments. Free cash flow Cash flow from operations for Q4'19 was $117.7 million, while capital expenditures totaled $19.6 million, resulting in free cash flow of $98.2 million. Free cash flow margin for Q4'19, defined as free cash flow as a percentage of revenue, was 29.3%.   Fiscal 2019 results Revenue Total revenue for fiscal 2019 was $1,210.1 million, up 37% year-over-year. Our revenue by line item for fiscal 2019 was as follows: • Subscription revenue was $634.0 million, up 54% year-over-year. • Maintenance revenue was $394.5 million, up 21% year-over-year. • License revenue was $93.6 million, up 13% year-over-year. • Other revenue was $88.1 million, up 45% year-over-year. Margins and operating expenses IFRS gross margin for fiscal 2019 was 82.6%, compared with 80.4% for fiscal 2018. Non-IFRS gross margin for fiscal 2019 was 86.4%, compared with 84.2% for fiscal 2018. Q4 FY19 19

On an IFRS basis, operating expenses were $1,063.2 million in fiscal 2019, up 41% from $754.3 million in fiscal 2018. On a non-IFRS basis, operating expenses were $794.1 million in fiscal 2019, up 40% from $567.3 million in fiscal 2018. • Research & development expense on an IFRS basis was $579.1 million in fiscal 2019, compared with $415.8 million in fiscal 2018. Research & development expense on a non-IFRS basis was $430.0 million, or 35.5% of revenue, in fiscal 2019, compared with $317.2 million or 36.0% of revenue in fiscal 2018. • Marketing & sales expense on an IFRS basis was $268.4 million in fiscal 2019, compared with $187.3 million in fiscal 2018. Marketing & sales expense on a non-IFRS basis was $200.3 million, or 16.6% of revenue, in fiscal 2019, compared with $127.6 million or 14.5% of revenue in fiscal 2018. • General & administrative expense on an IFRS basis was $215.7 million in fiscal 2019, compared with $151.2 million in fiscal 2018. General & administrative expense on a non-IFRS basis was $163.8 million, or 13.5% of revenue, in fiscal 2019, compared with $122.5 million or 13.9% of revenue in fiscal 2018. IFRS operating loss was $63.4 million for fiscal 2019, compared with an IFRS operating loss of $46.0 million for fiscal 2018. Non-IFRS operating income was $251.2 million, or 20.8% of revenue, for fiscal 2019, compared with non-IFRS operating income of $174.1 million or 19.8% of revenue for fiscal 2018. Net income IFRS net loss was $637.6 million, or ($2.67) per diluted share, for fiscal 2019 compared with $113.4 million, or ($0.49) per diluted share, for fiscal 2018. Non-IFRS net income was $214.5 million, or $0.86 per diluted share, for fiscal 2019 compared with $124.5 million, or $0.51 per diluted share, for fiscal 2018. Net loss for fiscal 2019 included a non-cash charge of $533.9 million recorded in "other non- operating expense, net,” as a result of marking to fair value the exchange feature and the capped calls. We exclude this non-cash impact from our non-IFRS net income and non-IFRS net income per share results. Our IFRS income tax expense of $32.1 million for fiscal 2019 included a non-cash charge of $54.7 million as a result of the write-down of DTAs on our balance sheet driven by an assessment of the realizability of our DTAs. We have excluded the non-cash charge of $54.7 million from our non-IFRS net income and non-IFRS net income per share results for fiscal 2019. Free cash flow Free cash flow for fiscal 2019 was $422.2 million, comprised of cash flow from operations of $466.3 million, less capital expenditures of $44.2 million. Free cash flow margin was 34.9%. Q4 FY19 20

Financial targets for Q1'20 and fiscal 2020 Financial Targets IFRS Three Months Ending Fiscal Year Ending September 30, 2019 June 30, 2020 Revenue $349 million to $353 million $1,540 million to $1,556 million Gross margin 83% 82% to 83% Operating margin (3%) (2%) Net loss per share - diluted ($0.08) ($0.22) Weighted-avg. shares used in computing diluted IFRS net loss per share 242 million to 243 million 244 million to 246 million Cash flow from operations not provided $495 million to $505 million Non-IFRS Three Months Ending Fiscal Year Ending September 30, 2019 June 30, 2020 Gross margin 86% 85% to 86% Operating margin 21% 20% Net income per share - diluted $0.24 $1.00 Weighted-avg. shares used in computing diluted non-IFRS net income per share 251 million to 252 million 253 million to 255 million Free cash flow not provided $465 million to $475 million Subscription revenue Our revenue target for fiscal 2020 includes the assumption that our subscription revenue will grow by over 40% year-over-year. The majority of our subscription revenue line is generated from sales of our Cloud products, with a smaller contribution from sales of our Data Center offerings. Operating margin As we have noted in prior years, we anticipate that our operating margin will be at its lowest in the third quarter of the fiscal year. This is because we typically implement annual salary increases for employees during that quarter, in addition to the annual reset of employee payroll taxes with the commencement of a new calendar year. Q4 FY19 21

Net income and net income per share Our fiscal 2020 targets for IFRS and non-IFRS net income and net income per diluted share assume other income will be approximately $25 million in fiscal 2020. This is based on assumptions of: • Our current holdings of cash and cash equivalents, and short-term investments, which include the proceeds from our exchangeable senior notes. • The estimated interest income we expect to receive in fiscal 2020 from investing the cash and cash equivalents, and short-term investments. • The cash interest expense related to the notes. • Interest expense related to leases for our facilities. These assumptions exclude the non-coupon impact of the exchangeable senior notes and capped calls. Free cash flow Our free cash flow target for fiscal 2020 assumes estimated capital expenditures to be approximately $30 million during the fiscal year, due to investments in new leased facilities. Our free cash flow target also assumes that we will pay higher cash taxes in fiscal 2020 than we did in fiscal 2019. In fiscal 2019, we recorded a net tax refund of approximately $7 million, representing prior year refunds of approximately $11 million, net of current year payments of approximately $4 million. In fiscal 2020, we expect that we will pay cash taxes of approximately $20 million. Therefore, the net impact on our cash flows year-over-year from taxes is approximately $30 million. Q4 FY19 22

ATLASSIAN CORPORATION PLC

Consolidated statements of operations

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,	
	2019	2018 *As Adjusted	2019	2018 *As Adjusted
Revenues:				
Subscription	$ 180,917	$ 120,304	$ 633,950	$ 410,694
Maintenance	105,767	87,591	394,526	326,511
Perpetual license	22,824	21,698	93,593	83,171
Other	25,078	16,997	88,058	60,602
Total revenues	334,586	246,590	1,210,127	880,978
Cost of revenues (1) (2)	61,129	44,196	210,285	172,690
Gross profit	273,457	202,394	999,842	708,288
Operating expenses:				
Research and development (1) (2)	170,321	111,046	579,134	415,776
Marketing and sales (1) (2)	76,600	49,049	268,356	187,315
General and administrative (1)	58,980	44,766	215,714	151,242
Total operating expenses	305,901	204,861	1,063,204	754,333
Operating loss	(32,444)	(2,467)	(63,362)	(46,045)
Other non-operating expense, net	(157,473)	(14,739)	(535,453)	(15,157)
Finance income	9,272	5,053	33,500	9,877
Finance costs	(10,217)	(6,782)	(40,241)	(6,806)
Loss before income tax expense	(190,862)	(18,935)	(605,556)	(58,131)
Income tax expense	(46,655)	(2,995)	(32,065)	(55,301)
Net loss	$ (237,517)	$ (21,930)	$ (637,621)	$ (113,432)
Net loss per share attributable to ordinary shareholders:				
Basic	$ (0.99)	$ (0.09)	$ (2.67)	$ (0.49)
Diluted	$ (0.99)	$ (0.09)	$ (2.67)	$ (0.49)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:				
Basic	241,121	234,206	238,611	231,184
Diluted	241,121	234,206	238,611	231,184

(1) Amounts include share-based payment expense, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,	
	2019	2018	2019	2018
Cost of revenues	$ 5,294	$ 2,762	$ 17,450	$ 11,955
Research and development	47,005	20,271	149,049	98,609
Marketing and sales	10,713	5,444	39,303	23,605
General and administrative	13,120	9,999	51,960	28,704

(2) Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,	
	2019	2018	2019	2018
Cost of revenues	$ 8,518	$ 5,299	$ 27,997	$ 21,188
Research and development	20	—	60	—
Marketing and sales	3,672	9,023	28,744	36,090

* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

ATLASSIAN Q4 FY19

23

ATLASSIAN CORPORATION PLC Consolidated statements of financial position (U.S. $ in thousands)  (unaudited) June 30, 2019 June 30, 2018 *As Adjusted Assets Current assets: Cash and cash equivalents $ 1,268,441 $ 1,410,339 Short-term investments 445,046 323,134 Trade receivables 82,525 46,141 Current tax receivables 707 12,622 Current derivative assets 215,156 60 Prepaid expenses and other current assets 30,236 29,735 Total current assets 2,042,111 1,822,031 Non-current assets: Property and equipment, net 81,459 51,656 Deferred tax assets 17,084 59,220 Goodwill 608,907 311,943 Intangible assets, net 150,975 63,577 Non-current derivative assets 77 99,935 Other non-current assets 76,645 13,466 Total non-current assets 935,147 599,797 Total assets $ 2,977,258 $ 2,421,828 Liabilities Current liabilities: Trade and other payables $ 159,487 $ 107,892 Current tax liabilities 11,703 172 Provisions 8,983 7,215 Deferred revenue 440,954 324,394 Current derivative liabilities 855,005 5,213 Current portion of exchangeable senior notes, net 853,576 — Total current liabilities 2,329,708 444,886 Non-current liabilities: Deferred tax liabilities 13,872 12,160 Provisions 6,082 4,363 Deferred revenue 27,866 18,477 Exchangeable senior notes, net — 819,637 Non-current derivative liabilities 74 202,757 Other non-current liabilities 34,189 12,228 Total non-current liabilities 82,083 1,069,622 Total liabilities 2,411,791 1,514,508 Equity Share capital 24,199 23,531 Share premium 458,166 454,766 Other capital reserves 816,660 557,100 Other components of equity 32,079 (61) Accumulated deficit (765,637) (128,016) Total equity 565,467 907,320 Total liabilities and equity $ 2,977,258 $ 2,421,828 * As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. Q4 FY19 24

ATLASSIAN CORPORATION PLC Consolidated statements of cash flows (U.S. $ in thousands) (unaudited) Three Months Ended Fiscal Year Ended June 30, June 30, 2019 2018 2019 2018 *As Adjusted *As Adjusted Operating activities Loss before income tax expense $ (190,862) $ (18,935) $ (605,556) $ (58,131) Adjustments to reconcile loss before income tax expense to net cash provided by operating activities: Depreciation and amortization 15,845 17,754 70,248 79,435 (Gain) loss on sale of investments and other assets (12) 62 (2,357) (1,163) Net unrealized foreign currency gain (136) (93) (770) (188) Share-based payment expense 76,132 38,476 257,762 162,873 Net unrealized loss on exchange derivative and capped call transactions 156,321 12,414 533,908 12,414 Amortization of debt discount and issuance cost 8,638 7,478 33,939 7,478 Interest income (9,272) (5,053) (33,500) (9,877) Interest expense 1,579 1,113 6,302 1,113 Changes in assets and liabilities: Trade receivables (14,584) (7,748) (30,211) (19,635) Prepaid expenses and other assets 14,292 (7,324) 1,085 (8,449) Trade and other payables, provisions and other non-current liabilities 19,419 9,908 75,624 43,477 Deferred revenue 33,556 30,482 122,502 97,676 Interest received 8,372 4,211 30,328 8,679 (Income tax paid) tax refunds received, net (1,562) (542) 7,038 (4,246) Net cash provided by operating activities 117,726 82,203 466,342 311,456 Investing activities Business combinations, net of cash acquired (155,041) — (418,595) — Purchases of intangible assets (1,260) — (2,110) — Purchases of property and equipment (19,563) (17,802) (44,192) (30,209) Proceeds from sales of property, equipment and intangible assets — 1,775 3,721 2,775 Purchases of investments (295,389) (55,798) (648,036) (347,822) Proceeds from maturities of investments 167,438 81,015 485,021 206,119 Proceeds from sales of investments 11,803 22,897 20,545 123,862 Decrease (increase) in restricted cash — 106 (552) (3,131) Payment of deferred consideration — — — (3,290) Net cash (used in) provided by investing activities (292,012) 32,193 (604,198) (51,696) Financing activities Proceeds from exercise of share options 713 908 3,542 3,995 Proceeds from issuance of exchangeable senior notes, net of discount and issuance costs (payment of issuance cost) — 990,494 (410) 990,494 Purchase of capped calls — (87,700) — (87,700) Interest paid (3,125) — (6,319) — Net cash (used in) provided by financing activities (2,412) 903,702 (3,187) 906,789 Effect of exchange rate changes on cash and cash equivalents (145) (1,272) (855) (630) Net (decrease) increase in cash and cash equivalents (176,843) 1,016,826 (141,898) 1,165,919 Cash and cash equivalents at beginning of period 1,445,284 393,513 1,410,339 244,420 Cash and cash equivalents at end of period $1,268,441 $1,410,339 $1,268,441 $1,410,339 * As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. Q4 FY19 25

ATLASSIAN CORPORATION PLC

Reconciliation of IFRS to non-IFRS results

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,	
	2019	2018 *As Adjusted	2019	2018 *As Adjusted
Gross profit				
IFRS gross profit	$ 273,457	$ 202,394	$ 999,842	$ 708,288
Plus: Share-based payment expense	5,294	2,762	17,450	11,955
Plus: Amortization of acquired intangible assets	8,518	5,299	27,997	21,188
Non-IFRS gross profit	$ 287,269	$ 210,455	$1,045,289	$ 741,431
Operating income				
IFRS operating loss	$ (32,444)	$ (2,467)	$ (63,362)	$ (46,045)
Plus: Share-based payment expense	76,132	38,476	257,762	162,873
Plus: Amortization of acquired intangible assets	12,210	14,322	56,801	57,278
Non-IFRS operating income	$ 55,898	$ 50,331	$ 251,201	$ 174,106
Net income				
IFRS net loss	$ (237,517)	$ (21,930)	$ (637,621)	$ (113,432)
Plus: Share-based payment expense	76,132	38,476	257,762	162,873
Plus: Amortization of acquired intangible assets	12,210	14,322	56,801	57,278
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	164,959	19,892	567,847	19,892
Less: Income tax effects and adjustments	35,429	(13,823)	(30,243)	(2,150)
Non-IFRS net income	$ 51,213	$ 36,937	$ 214,546	$ 124,461
Net income per share				
IFRS net loss per share - diluted	$ (0.99)	$ (0.09)	$ (2.67)	$ (0.49)
Plus: Share-based payment expense	0.32	0.15	1.05	0.68
Plus: Amortization of acquired intangible assets	0.05	0.06	0.23	0.25
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.68	0.08	2.37	0.08
Less: Income tax effects and adjustments	0.14	(0.06)	(0.12)	(0.01)
Non-IFRS net income per share - diluted	$ 0.20	$ 0.14	$ 0.86	$ 0.51
Weighted-average diluted shares outstanding				
Weighted-average shares used in computing diluted IFRS net loss per share	241,121	234,206	238,611	231,184
Plus: Dilution from share options and RSUs (1)	8,860	11,204	9,609	12,801
Weighted-average shares used in computing diluted non-IFRS net income per share	249,981	245,410	248,220	243,985
Free cash flow				
IFRS net cash provided by operating activities	$ 117,726	$ 82,203	$ 466,342	$ 311,456
Less: Capital expenditures	(19,563)	(17,802)	(44,192)	(30,209)
Free cash flow	$ 98,163	$ 64,401	$ 422,150	$ 281,247

* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months and fiscal year ended June 30, 2019 and 2018 because the effect would have been anti-dilutive.

ATLASSIAN Q4 FY19

26

ATLASSIAN CORPORATION PLC Reconciliation of IFRS to non-IFRS financial targets (U.S. $) Three Months Ending Fiscal Year Ending September 30, 2019 June 30, 2020 Revenue $349 million to $353 million $1,540 million to $1,556 million IFRS gross margin 83% 82% to 83% Plus: Share-based payment expense 1 2 Plus: Amortization of acquired intangible assets 2 1 Non-IFRS gross margin 86% 85% to 86% IFRS operating margin (3%) (2%) Plus: Share-based payment expense 20 20 Plus: Amortization of acquired intangible assets 4 2 Non-IFRS operating margin 21% 20% IFRS net loss per share - diluted ($0.08) ($0.22) Plus: Share-based payment expense 0.28 1.20 Plus: Amortization of acquired intangible assets 0.05 0.15 Plus: Non-coupon impact related to exchangeable senior notes and capped calls 0.03 0.14 Less: Income tax effects and adjustments (0.04) (0.27) Non-IFRS net income per share - diluted $0.24 $1.00 Weighted-average shares used in computing diluted IFRS net loss per share 242 million to 243 million 244 million to 246 million Dilution from share options and RSUs (1) 9 million 9 million Weighted-average shares used in computing diluted non-IFRS net income per share 251 million to 252 million 253 million to 255 million IFRS net cash provided by operating activities $495 million to $505 million Less: Capital expenditures (30 million) Free cash flow $465 million to $475 million (1) The effect of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending September 30, 2019 and fiscal year ending June 30, 2020 because the effect would be anti-dilutive. Q4 FY19 27

FORWARD-LOOKING STATEMENTS This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share and free cash flow. We undertake no obligation to update any forward-looking statements made in this shareholder letter to reflect events or circumstances after the date of this shareholder letter or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com. ABOUT NON-IFRS FINANCIAL MEASURES Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non- GAAP measures used by other companies. Our non-IFRS financial measures include: • Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets. • Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment. Our non-IFRS financial measures reflect adjustments based on the items below: • Share-based compensation. • Amortization of acquired intangible assets. • Non-coupon impact related to exchangeable senior notes and capped calls: • Amortization of notes discount and issuance costs. • Mark to fair value of the exchangeable senior notes exchange feature. • Mark to fair value of the related capped call transactions. • The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets. We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period. Q4 FY19 28

Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.   Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow: • As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations. • For planning purposes, including the preparation of our annual operating budget. • To allocate resources to enhance the financial performance of our business. • To evaluate the effectiveness of our business strategies. • In communications with our Board of Directors concerning our financial performance.  The tables in this shareholder letter titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS. We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. ABOUT ATLASSIAN Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss and complete shared work. Teams at more than 152,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify, and NASA - use Atlassian's project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products including Jira Software, Confluence, Trello, Bitbucket, Opsgenie, Jira Service Desk, and Jira Align at https:// atlassian.com. Investor relations contact: Ian Lee, IR@atlassian.com  Media contact: Jake Standish, press@atlassian.com Q4 FY19 29